November 6, 2009

Ms. JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re: Midwest Banc Holdings, Inc.**
> **Form S-4/A filed October 26, 2009, File No. 333-160985**
> **Preliminary Proxy Statement (Depositary Shares Proxy Statement)**
> **filed October 26, 2009, File No. 001-13735**
> **Preliminary Proxy Statement (Common Stock Proxy Statement)**
> **filed October 26, 2009, File No. 001-13735**

Dear Ms. Sannasardo Lilek:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1.   We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2008. All comments will need to be fully resolved and incorporated as appropriate into your filings referenced above before we act on a request for acceleration of the effectiveness of the registration statement.

2.   Please include a "Recent Developments" section that provides information regarding your results for the quarter ended September 30, 2009. In addition, we remind you of the

updating requirements of Rule 3-12 of Regulation S-X.

3.   We note your response to prior comment 4. Please advise us of whether your offer is conditioned on the receipt of common stock in the exchange offer that has been approved for listing on the NASDAQ Global Market or NASDAQ Capital Market and whether such condition is non-waivable. Alternatively, advise us of whether you have received approval from NASDAQ to list the additional shares of common stock to be issued in the exchange offer.

Risk Factors, page 27

4.   Please revise the section on how your financial condition and results of operations could be negatively affected by a write-down of goodwill to update the relevant information for the period ended September 30, 2009. Please also review your response letters dated October 19, 2009 and September 29, 2009 in which you responded to our comments on your Form 10-K. Specifically, we are referring to our comment no. 1 in our letters dated October 6, 2009 and September 2, 2009, respectively. Please ensure that you have disclosed all relevant and updated information as contained in both your response letters for the period ended September 30, 2009. Please give particular attention to the "placeholder information" that was not necessarily available at the time you submitted your October 19, 2009 response letter and revise this section accordingly. Also, we would expect that you would revisit all the details contained in your September 29, 2009 response letter. Specifically, please disclose more granular details surrounding the specific negative factors you outlined, your consideration of both the peer group date and the supporting valuation report in obtained in connection with your conclusion that there was no goodwill impairment at September 30, 2009. Please also disclose any other details which will allow a reader to understand the nature of the persuasive evidence you considered in making this determination, all subjective factors considered, including new details that did not exist when you responded to our prior comment letters. Please also discuss other potential future factors that could impact this determination going forward.

Unaudited Pro Forma Financial Information, page 38

5.   All pro forma adjustments presented must be factually supportable, therefore, please tell us how you determined the level of participation for the presentation of information in your "low participation scenario."   Refer to Item 11-01 of Regulation S-X.

Business, page 115

6.   We note your disclosure regarding the tightening of your loan underwriting standards.
        Please revise your disclosure to include more detail regarding your previous underwriting
        standards and the revisions you have made to your policies and procedures. Describe in
        detail what specific changes you have made to your loan underwriting standards that you
        believe will "right-size" the Company.

                                              * * *

Closing Comments

        As appropriate, please amend your filings and respond to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        Please direct any questions to Melissa Duru of the Office of Mergers and Acquisitions at
(202) 551-3757, Eric Envall at (202) 551-3234 or to me at (202) 551-3464.

                                        Sincerely,

                                        Kathryn S. McHale

cc: John Blatchford
        Vedder Price P.C.
        222 N. LaSalle Street, Suite 2600
        Chicago, Illinois 60601
        Facsimile (312) 609-5005

        Timothy Sullivan
        Hinshaw & Culbertson, LLP
        222 N. LaSalle Street, Suite 300
        Chicago, Illinois 60601
        Facsimile (312) 704-3001